Mail Stop 4561

October 3, 2006

Mr. James Budge
Executive Vice President and
Chief Financial Officer
Macrovision Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

      Re: Macrovision Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed March 2, 2006
             Forms 8-K Filed February 15, 2006, May 2, 2006 and
             June 28, 2006
             File No. 000-22023

Dear Mr. Budge:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief